Exhibit 21.1

SUBSIDIARIES OF PEGASYSTEMS INC.

Name of Subsidiary	Jurisdiction of Organization
Pegasystems Limited	England

Pegasystems Proprietary Limited	Australia

Pegasystems Worldwide Inc.	United States

Pegasystems Investment Inc.	United States

Pegasystems Company	Canada

Pegasystems Private Limited	Singapore